Exhibit 99.1
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The following table presents the reconciliation of GAAP to Non-GAAP net income (in millions, except per share amounts) for the years ended December 31, 2020, 2019 and 2018:

	Twelve months ended
	December 31
	2020	2019	2018
GAAP net income	$603.4	$2,404.3	$77.6
Before tax adjustments:
Cost of sales:
Share-based compensation	12.4	14.2	16.0
Fair value adjustment in inventory acquired	22.9	—	—
Restructuring related expenses	—	—	5.8
Research and development expense:
Share-based compensation	68.6	61.7	57.4
Fair value adjustment in inventory acquired	4.9	—	—
Upfront payments related to licenses and other strategic agreements	—	103.4	26.7
Restructuring related expenses	—	—	0.1
Selling, general and administrative expense:
Share-based compensation	179.7	161.1	129.6
Restructuring related expenses	—	—	19.4
Litigation charges	21.6	0.1	13.0
Gain on sale of asset	—	—	(3.5)
Acquired in-process research and development	—	(4.1)	1,183.0
Amortization of purchased intangible assets	253.7	309.6	320.1
Change in fair value of contingent consideration	61.2	11.6	116.5
Acquisition-related costs	117.6	—	—
Restructuring expenses	10.3	12.0	25.5
Impairment of intangible assets	2,053.3	—	—
Gain on sale of asset	(14.8)	—	—
Investment income (expense):
(Gains) and losses related to strategic equity investments	(26.6)	(59.7)	(43.1)
Other income and (expense):
Gain related to modification of purchase option	—	(32.0)	—
Restructuring related expenses	—	—	(0.1)
Adjustments to income tax expense	(547.2)	(584.9)	(145.4)
Non-GAAP net income	$2,821.0	$2,397.3	$1,798.6

GAAP earnings per common share - diluted	$2.72	$10.70	$0.35
Non-GAAP earnings per common share - diluted	$12.51	$10.53	$7.92

Shares used in computing diluted earnings per common share (GAAP)	222.0	224.8	224.5
Shares used in computing diluted earnings per common share (non-GAAP)	225.5	227.6	227.1